August 30, 2012

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Amanda Ravitz

Re: First Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2011
Filed February 29, 2012
Form 10-Q for the fiscal quarter ended June 30, 2012
Filed August 3, 2012
File No. 001-33156

Dear Ms. Ravitz:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the August 24, 2012 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”) and Form 10-Q (the “Form 10-Q”).
For your convenience, we have set forth below the Staff’s comments in bold typeface followed by the Company’s responses thereto.
Form 10-Q for the fiscal quarter ended June 30, 2012

Condensed Consolidated Financial Statements

Note 21. Segment Reporting, page 40

1.
We reference the disclosure that you allocate corporate costs to the components and systems segments based upon the estimated benefits provided to each segment. In future filings please disclose how you determine the relative estimated benefits in allocating costs to each segment. In addition, please disclose how you allocate infrequent and other miscellaneous items such as restructuring and impairment costs. Refer to FASB ASC 280-10-50-29(b).

We respectfully acknowledge the Staff’s comment. In future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended September 30, 2012, we will disclose how we determine the relative estimated benefits for allocating corporate costs and infrequent/ miscellaneous items to each segment.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 52

Systems Segment, page 62

2.
We see that you attribute the increase in systems segment sales and cost of sales to the increase in the number of and size of “various” utility-scale power systems under construction. In future filings please enhance your disclosure to identify the specific projects that were the primary contributors to systems segment revenues and cost of revenues during the periods presented in the filing. In this regard, we see from your response to prior comment 6 that each project is unique with respect to pricing and the timing of when all revenue recognition criteria are met.

We respectfully acknowledge the Staff’s comment. In future filings, beginning with our quarterly report on Form 10-Q, for the quarter ended September 30, 2012, we will enhance our disclosure to identify the specific project(s) that were the primary contributor(s) to systems segment revenues and cost of revenues during the periods presented in the filing, to the extent such identification is appropriate to understand the systems segment’s results of operations.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 602-427-3386.

Sincerely,

/s/ Mark Widmar
Mark Widmar
Chief Financial Officer

2